Exhibit 2

Management’s Discussion & Analysis

At March 5, 2004, we had 121,594,542 common shares issued and outstanding and stock options exercisable for 4,648,650 additional common shares.

INDEX

24	Overview
24	Our Strategy
26	How We Analyze Our Business
27	Financial Highlights
27	Our Results of Operations
32	Liquidity & Capital Resources
37	Risk Factors & Risk Management
39	Outlook
40	Critical Accounting Estimates
41	Anticipated Changes to Canadian Generally Accepted Accounting Principles
41	Supplemental Non-GAAP Measures
43	Quarterly Financial Data (Unaudited)
43	Selected Annual Information
43	Forward-Looking Statements

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2003. Except where otherwise noted, all dollar amounts are stated in United States dollars. Additional information relating to Methanex, including our Annual Information Form, is available on SEDAR at www.sedar.com.

OVERVIEW

Methanol is a liquid commodity chemical produced primarily from natural gas. Approximately 80 percent of all methanol is used to produce formaldehyde, acetic acid and other chemical derivatives for which demand is influenced by levels of global economic activity. The remainder of all methanol is used in the fuel sector principally to produce the gasoline additive MTBE, for which demand is driven by air quality improvement legislation and levels of gasoline demand.

We are the world’s largest producer and marketer of methanol. We operate methanol production facilities in Chile, Trinidad, New Zealand and Canada. In addition, we source additional methanol produced by others either on a contract basis or on the spot market in order to meet customer needs and support our marketing efforts. We believe our global positioning, including our extensive network of storage terminals and world-class expertise in the global distribution of methanol, is a competitive advantage.

OUR STRATEGY

Our primary objective is to create value through maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers. The key elements of our strategy to achieve this objective may be summarized as follows:

Low Cost Structure

The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

An important element of our strategy is to ensure security of natural gas supply at favourable prices. Over time, we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase natural gas through long-term contracts with favourable pricing.

24 METHANEX 2003

Chile represents our largest production hub with three methanol plants and current annual production capacity of three million tonnes. We purchase all of our natural gas requirements for our Chilean facilities through favourably priced long-term take-or-pay supply contracts. The purchase price for natural gas is adjusted by a formula related to methanol prices and this enables our facilities in Chile to be very competitive at all points throughout the methanol price cycle. We are currently expanding our operations in Chile with the construction of Chile IV, an 840,000 tonne per year methanol plant, which is expected to be completed in early 2005. In addition to favourable natural gas contracts, recent free trade agreements now provide for duty-free supply from Chile to North America and the European Union.

Trinidad is our second largest production hub and this strategic location benefits from abundant sources of natural gas and duty-free access to North America and the European Union. The 850,000 tonne per year Titan Methanol Company facility (“Titan”) commenced operations in 2000. Prior to May 2003, we had a 10% interest in Titan and marketed its entire production on a commission basis. Effective May 1, 2003, we acquired the remaining 90% interest in Titan by exercising a fixed-price option. We are pleased with Titan’s operating results during 2003 and believe that we have created significant shareholder value by exercising a fixed-price option during a period of high methanol prices.

Together with BP, we are currently constructing Atlas, a 1.7 million tonne per year methanol facility in Trinidad located adjacent to Titan. Atlas is expected to be completed during the second quarter of 2004. We have a 63.1% joint venture interest in Atlas and will market 100% of its production. Similar to our Chilean operations, Atlas and Titan are underpinned by favourably priced long-term take-or-pay natural gas contracts that are adjusted by formulas related to methanol prices.

We are also focused on reducing our ocean shipping and other distribution costs. We seek to use larger vessels where possible and to maximize the utilization of our shipping fleet in order to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of our ocean shipping contracts. We are investigating the opportunity to increase the number of in-market storage terminal facilities, particularly in Asia, to further improve the efficiency and cost-effectiveness of servicing our customers. We also look for opportunities to enter into product exchanges to reduce duty and other distribution costs.

Global Industry Leadership

We sell methanol through an extensive global marketing and distribution system. We believe this has enabled us to become the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe, as well as Latin America.

We have played a role in the consolidation of the methanol industry and have positioned ourselves as the supplier of choice for global methanol consumers as they face the decision of producing or purchasing their methanol feedstock requirements. Over the past few years we have permanently shut down 1.7 million tonnes of our own higher-cost capacity. Other producers have also shut down plants and this has allowed us to enter into long-term supply contracts and gain new customers. In 2002, we completed a long-term exclusive agreement with Lyondell Chemical to supply their methanol requirements in North America and Europe, and we gained certain production rights for their methanol plant in Texas during 2004. In 2003, we acquired certain production rights for Terra Industries’ methanol facility located in Texas until the end of 2008 and the related methanol customer contracts. Through the production rights agreements with Lyondell and Terra we are able to determine the level of production from these facilities, which have a combined annual capacity of approximately 1.5 million tonnes. These arrangements provide our supply chain with valuable flexibility as we bring two important increments of low cost capacity in Trinidad and Chile to market over the next year.

25 METHANEX 2003

Operational Excellence

Our focus on operational excellence includes excellence in our manufacturing process, in the leadership of our human resources and in the management of our finances.

In order to differentiate ourselves from our competitors, we strive to be the premier operator in all aspects of our business. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. Through our Responsible Care program, we believe we have achieved an excellent overall environmental and safety record at all of our facilities and have reduced the likelihood of unplanned shutdowns and lost-time incidents. By maintaining and improving our plant operating reliability, as a result of our focus on operational excellence, we believe we have become a preferred supplier of methanol globally.

We operate in a highly competitive cyclical industry. Accordingly, we believe it is important to maintain financial flexibility throughout the methanol price cycle and we have deliberately adopted a prudent approach to our liquidity. We have similarly established a disciplined approach to capital spending and have set minimum target return criteria for methanol capacity additions and other investments. We are focused on financial discipline and value creation.

HOW WE ANALYZE OUR BUSINESS

Our operating results are affected by the market price for methanol, our production volumes and related costs of production and distribution and, to a lesser extent, the margins we earn on the sale of purchased methanol.

We believe that our results of operations are best examined by analyzing changes in the components of our operating income, interest expense, interest and other income, unusual items and income taxes. The margin characteristics of our sales of purchased methanol and our sales of produced methanol are very different and therefore we believe that separate discussion of the revenue and cost of sales line items is less meaningful. The discussion of purchased methanol and its impact on our results of operations is more meaningfully discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. The cost for purchased methanol also includes allocated storage and handling costs. The discussion of produced methanol is more meaningful if we separately analyze the individual elements that impact operating income. These elements are selling price and sales volumes, total cash cost (which is included in cost of sales and operating expenses in the income statement) and depreciation and amortization. Total cash cost includes cash production and distribution costs (which we call delivered cash cost) and selling, general and administrative expenses.

26 METHANEX 2003

FINANCIAL HIGHLIGHTS

($ MILLIONS EXCEPT AS NOTED)	2003	2002
Sales volumes (thousands of tonnes):
Company produced	4,933	5,686
Purchased	1,392	809
Commission sales[1]	254	725

	6,579	7,220
Average realized methanol price ($ per tonne)	220	155
Revenue	1,394	1,009
Net income	8	26
Income before unusual items (after-tax)[2]	187	112
Operating income	296	158
Cash flows from operating activities[3]	330	245
EBITDA[4]	392	270
Basic and diluted net income per share	0.06	0.21
Basic income before unusual items (after-tax) per share[2]	1.52	0.89
Number of common shares outstanding at December 31 (millions of shares)	120	126
Weighted average number of common shares outstanding (millions of shares)	123	127

1	Commission sales includes production that we marketed on a commission basis from the 850,000 tonne per year Titan Methanol Company facility in Trinidad prior to our acquisition of this facility on May 1, 2003.

2	Unusual items include items that are considered by management to be non-operational and/or non-recurring. For a reconciliation of net income to income before unusual items (after-tax) and the basis for the calculation of basic income before unusual items (after-tax) per share, refer to “Supplemental Non-GAAP Measures” on page 41.

3	Before changes in non-cash working capital and the utilization of prepaid natural gas.

4	EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest, income taxes, asset restructuring charges and other unusual items. For a reconciliation of cash flows from operating activities to EBITDA, refer to “Supplemental Non-GAAP Measures” on page 41.

OUR RESULTS OF OPERATIONS

For the year ended December 31, 2003, net income was $8 million compared with $26 million for 2002.

Income before unusual items (after-tax) in 2003 was $187 million compared with $112 million in 2002.

For a description and analysis of unusual items recorded in 2003 and 2002 refer to Unusual Items on page 31.

27 METHANEX 2003

Production Summary

The following table details the annual operating capacity and production for facilities that operated in 2003.

	ANNUAL
(THOUSANDS OF TONNES)	OPERATING CAPACITY	2003	2002
Chile I, II and III (Chile)	3,000	2,704	2,932
Titan (Trinidad)	850	577	—
Motunui & Waitara Valley (New Zealand)	2,430	968	2,281
Kitimat (Canada)	500	449	478

	6,780	4,698	5,691

In addition to the facilities listed in the table above, we currently have idled facilities in Medicine Hat (Alberta, Canada) and Fortier (Louisiana, USA), which have been idled since July 2001 and March 1999, respectively. These facilities are now permanently shut down.

During 2003, we had planned and unplanned shutdowns at our facilities in Chile and this resulted in lower production compared with 2002.

Titan was acquired effective May 1, 2003 and operated at 102% of annual operating capacity in 2003 subsequent to acquisition.

The Maui natural gas field has been the primary source of natural gas for our New Zealand facilities. A contractual process was initiated in December 2001 to re-determine the economically recoverable reserves in the Maui field. On February 6, 2003, a final determination report of the economically recoverable reserves in the Maui field was released and based on this report we lost substantially all of our remaining contractual entitlements from this field. Based on contracted natural gas and additional natural gas that we believe we will contract, we expect 2004 production from our New Zealand facilities to be between 0.5 million tonnes and 1.0 million tonnes. In addition, the price we will pay for natural gas in New Zealand will be higher in 2004 compared with 2003.

Operating Income

2003 operating income was $296 million compared with $158 million in 2002. The increase in operating income of $138 million resulted from:

2003 VS. 2002	($ MILLIONS)
Higher realized price of produced methanol[1]	325
Higher total cash cost[2]	(110)
Lower sales volume of produced methanol[3]	(61)
Lower margin on the sale of purchased methanol[4]	(32)
Lower depreciation and amortization[5]	16

138

1	Calculated as the difference in the selling price of methanol that we produce multiplied by the sales volume of produced methanol in the current year.

2	Calculated as the difference in delivered cash cost per tonne multiplied by the sales volume of produced methanol in the current year plus the change in selling, general and administrative expenses.

3	Calculated as the difference in the sales volume of methanol that we produce multiplied by the difference between the selling price and delivered cash cost per tonne for the prior year.

4	Calculated as the difference in the margins earned on the sale of purchased methanol.

5	Calculated as the difference in depreciation and amortization.

28 METHANEX 2003

Higher Realized Price of Produced Methanol

METHANEX AVERAGE REALIZED PRICE 2002-2003	($ per tonne)

The average realized price for 2003 was $220 per tonne compared with $155 per tonne in 2002. The higher average realized price in 2003 increased operating income by $325 million compared with 2002. Consistent with general economic conditions, methanol prices were low during the first part of 2002. Methanol prices increased throughout 2002 as a result of planned and unplanned methanol plant outages. Continuing industry supply constraints resulted in tight market conditions and high methanol prices during 2003. These supply constraints include the loss of approximately 1.5 million tonnes of our own production in New Zealand as a result of the Maui natural gas field re-determination. Strong industry operating performance and slightly lower North American natural gas prices resulted in balanced market conditions and slightly lower methanol prices during the second half of 2003. We believe overall industry demand for 2003 remained consistent with 2002 as the impact of the phase-out of MTBE by California, New York and Connecticut gasoline producers was offset by increases in demand for methanol for MTBE elsewhere in the world as well as increases in demand for methanol for other chemical derivatives.

Higher Total Cash Cost

Our total cash cost was higher in 2003 compared with 2002 and this resulted in decreased operating income of $110 million. The primary changes in total cash costs were as follows:

2003 VS. 2002	($ MILLIONS)
Higher natural gas costs	73
Higher logistics costs	13
Higher costs resulting from higher methanol prices	9
Impact of production mix on average cash costs	10
Other, net	5

110

Higher Natural Gas Costs

Higher natural gas costs decreased operating income by $73 million in 2003 compared with 2002. We purchase natural gas for our North American facilities on a short-term basis. North American gas prices are set in a competitive market and can fluctuate widely. Costs for natural gas were higher for our Kitimat facility in 2003 compared with 2002 and this decreased operating income by $33 million. Natural gas costs for our Chilean facilities are adjusted by a formula related to methanol prices. Higher natural gas costs in Chile, resulting from higher average methanol prices in 2003, decreased operating income by $27 million compared with 2002. As a result of the Maui gas field re-determination, we utilized higher cost gas in New Zealand for 2003 and this decreased operating income by $13 million.

29 METHANEX 2003

Higher Logistics Costs

Logistics costs were higher in 2003 compared with 2002 and this decreased operating income by $13 million. Logistics costs increased primarily as a result of higher fuel costs for our ocean vessels and changes in shipping patterns due to reduced production in New Zealand.

Higher Costs Resulting from Higher Methanol Prices

We incur costs, in addition to natural gas, that are related to methanol prices. As a result of higher methanol prices in 2003 compared with 2002, these costs increased and this decreased operating income by $9 million.

Impact of Production Mix on Average Cash Costs

In addition to factors that increase or decrease cash costs at each of our manufacturing facilities and our logistics costs, our total cash costs per tonne of produced product sold is impacted by the proportion of production we sell from our low cost facilities. As a result of lower production and a lower proportion of sales from our low cost facilities in 2003, our operating income decreased by $10 million compared with 2002. The decrease is primarily a result of lower sales of New Zealand product due to the re-determination of the Maui natural gas field. This impact was partially offset by the acquisition of Titan in May 2003.

Lower Sales Volume of Produced Methanol

Our sales volume of produced methanol in 2003 has been impacted by lower production from our facilities in New Zealand; however, sales of production from Titan acquired in May 2003 have partially offset this impact. Lower sales volume of produced methanol decreased operating income for 2003 by $61 million compared with 2002.

Lower Margin on the Sale of Purchased Methanol

We purchase methanol at market prices in order to satisfy customer requirements. As a consequence, we incur holding gains or losses on the resale of this product depending on the methanol price at the time of resale. The cost for purchased methanol also includes allocated storage and handling costs. In 2003, we incurred a loss of $40 million on the sale of approximately 1,392,000 tonnes of purchased methanol compared with a loss of $8 million on the sale of approximately 809,000 tonnes of purchased methanol in 2002. Allocated storage and handling costs, which are included in the cost of purchased methanol, were $10 million in 2003 compared with $5 million in 2002.

Lower Depreciation and Amortization

Depreciation and amortization expense was $95 million in 2003 compared with $111 million in 2002. Depreciation expense was lower due primarily to reduced sales volume of produced methanol. In addition, we wrote off our Fortier facility at the end of 2002 and this has resulted in lower depreciation expense for 2003.

Interest Expense

($ MILLIONS)	2003	2002
Interest expense before capitalized interest	59	38
Capitalized interest	(20)	(9)

	39	29

The increase in interest expense relates primarily to an increase in the level of long-term debt.

30 METHANEX 2003

Interest and Other Income

Interest and other income was $14 million in 2003 compared with $10 million in 2002.

Unusual Items

($ MILLIONS)	2003	2002
Asset restructuring charges	139	115
Write-off of plant and equipment under development	40	—
Site restoration adjustment	—	(27)

	179	88

During 2003, we recorded a non-cash asset impairment charge of $130 million to write down property, plant and equipment and related assets in New Zealand and Medicine Hat, Alberta. We also incurred costs and made payments of $9 million, primarily for employee termination benefits to reduce the workforce at our New Zealand operations by approximately 82 employees and for costs to re-mothball the Medicine Hat facility. The Medicine Hat facility has been idled since 2001 and was readied for a potential start-up in 2003. The asset restructuring charges reflect changed economics for natural gas in both New Zealand and North America and complete the restructuring of our assets not supported by long-term low cost natural gas supply.

During 2003, we also recorded a $40 million write-off of plant and equipment under development as a result of our decision to not proceed with the construction of a methanol plant in Western Australia.

During 2002, we recorded a non-cash asset restructuring charge of $115 million related to the write-off of our Fortier, Louisiana facility, which has been idled since March 1999. The Fortier asset restructuring charge was partially offset by a non-cash $27 million reduction in the accrual for site restoration for our New Zealand facilities.

Income Taxes

Unusual items recorded in 2003 and primarily all of the unusual items recorded in 2002 did not attract accounting income taxes. These unusual items were recorded in the United States, New Zealand and Australia, where accounting income and losses have not attracted significant accounting income taxes due to the existence of unrecognized tax benefits. As a result of higher unusual items recorded in 2003, the effective income tax rate was 92% compared with 49% in 2002.

Excluding the impact of unusual items, the effective income tax rate for 2003 was 31% compared with 20% for 2002. As a result of the reduction in our natural gas entitlements in New Zealand, and the resulting lower production levels, we earned a higher proportion of our 2003 earnings from product produced in Chile, where we record accounting income taxes, and this resulted in a higher effective income tax rate compared with 2002.

31 METHANEX 2003

LIQUIDITY & CAPITAL RESOURCES

Cash Flow Highlights

($ MILLIONS)	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows from operating activities[1]	330	245
Changes in non-cash working capital and utilization of prepaid natural gas	31	(55)

	361	190
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on issue of long-term debt	47	298
Repayment of long-term debt	(41)	(150)
Shares repurchased	(89)	(56)
Dividend payments	(59)	(13)
Other, net	4	(9)

	(138)	70
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Titan Methanol Company, net of cash acquired	(74)	—
Capital maintenance, turnarounds and catalyst and other capital expenditures[2]	(37)	(21)
Plant and equipment under construction or development[2]	(204)	(146)
Other, net	(41)	(4)

	(356)	(171)

Increase (decrease) in cash and cash equivalents	(133)	89
Cash and cash equivalents, end of year	288	421

1	Before changes in non-cash working capital and the utilization of prepaid natural gas.

2	Including the change in accounts payable and accrued liabilities related to capital expenditures.

Cash Flows from Operating Activities

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas were $330 million in 2003 compared with $245 million in 2002. The increase relates to higher operating income before depreciation and amortization, offset partially by the resulting increase in current income taxes and also higher interest expense.

The increase in cash flows from operating activities related to changes in non-cash working capital for 2003 of $31 million was primarily due to increases in accounts payable and accrued liabilities related to costs impacted by higher methanol prices and changes in the timing of payments.

32 METHANEX 2003

Cash Flows from Financing Activities

Proceeds on issue of long-term debt in 2003 relate to our proportionate share of proceeds received from the Atlas limited recourse debt facilities.

Upon the acquisition of Titan in May 2003, we repaid $29 million of its limited recourse long-term debt. During 2003, we also made a scheduled payment of principal in the amount of $12 million.

NOVA Chemicals sold its ownership interest in Methanex during 2003 at a price of $9.85 per share. The sale was completed in part through a secondary offering of 37.9 million shares and in part through a share repurchase by Methanex of the remaining 9.0 million shares, for a cost of $89 million. We believe that this targeted buyback was a good use of excess cash. We believe that these transactions benefited our shareholders by reducing the number of common shares outstanding while at the same time increasing the public float of our stock.

We declare and pay dividends in United States dollars. During 2003, we paid total dividends of $59 million compared with $13 million in 2002. We initiated the payment of quarterly dividends of $0.05 per share in mid-2002 and during the third quarter of 2003, we announced a 20% increase in the quarterly dividend to $0.06 per share. In 2003, we also paid a special dividend of $0.25 per share.

Cash Flows from Investing Activities

In May 2003, we acquired the 850,000 tonne per year Titan Methanol Company facility in Trinidad for $74 million.

Capital maintenance and other capital expenditures for 2003, including changes in related accounts payable and accrued liabilities, were $37 million compared with $21 million in 2002. The increase relates primarily to the timing of planned capital maintenance and capital expenditures for information systems.

Plant and equipment under construction or development includes expenditures on the following projects, including changes in related accounts payable and accrued liabilities:

($ MILLIONS)	2003	2002
Atlas (Trinidad)	73	103
Chile IV (Chile)	114	23
Asia Pacific (Australia)	17	20

	204	146

During 2003, our proportionate share of capital expenditures for the Atlas project was $73 million. The Atlas project is expected to be completed in the second quarter of 2004. We estimate that our proportionate share of remaining capital expenditures to complete the construction of Atlas, including capitalized interest and funding of a debt service reserve account, will be approximately $56 million and that these expenditures will be funded from cash generated from operations, cash and cash equivalents and the proceeds from the limited recourse debt facilities. At December 31, 2003, we estimate that our remaining cash equity contribution to complete the construction of Atlas and fund the debt service reserve account will be approximately $44 million.

Chile IV, an 840,000 tonne per year expansion of our Chilean facilities, is expected to cost approximately $275 million, including capitalized interest of $25 million. As at December 31, 2003, total capital expenditures for the project were $142 million, including $6 million of capitalized interest. Construction of Chile IV is expected to be completed in early 2005. We anticipate that the remaining expenditures will be funded from cash generated from operations and cash and cash equivalents.

33 METHANEX 2003

Over the period 2001 to 2003 we were developing a methanol facility in Western Australia. We incurred $17 million in development costs during 2003 prior to our decision to not proceed with the project. High capital costs prevented the project from providing an acceptable return on investment for our shareholders and we abandoned the project and wrote off the development costs totaling $40 million.

Other investing activities during 2003 primarily includes the cost of acquiring marketing and production rights in North America. We acquired certain production rights and exclusive rights to all methanol produced at Terra Industries’ 700,000 tonne per year methanol facility in Texas and the related methanol contracts for $25 million. We also paid $10 million to acquire Lyondell Chemical’s methanol customer contracts in North America, effective January 1, 2004.

Summary of Contractual Obligations, Commercial Commitments and Off-Balance Sheet Arrangements

The following table presents a summary of our contractual obligations and commercial commitments as at December 31, 2003:

	LESS THAN			AFTER
($ MILLIONS)	1 YEAR	1 – 3 YEARS	4 – 5 YEARS	5 YEARS	TOTAL
Long-term debt repayments	21	314	68	375	778
Repayments of other long-term liabilities	12	21	4	44	81
Natural gas and related commitments	211	362	376	3,027	3,976
Operating lease commitments	105	216	195	555	1,071
Projects under construction	136	33	—	—	169

	485	946	643	4,001	6,075

Planned capital maintenance expenditures directed towards major maintenance, turnarounds and catalyst changes are not included in the above table. We estimate that the total cost for the capital maintenance program will be approximately $80 million for the three-year period to the end of 2006.

We have a foreign exchange hedging program designed to limit our exposure to foreign exchange volatility and to contribute towards achieving strategic cost structure and revenue targets. At December 31, 2003, we have forward exchange contracts with a fair value of positive $31 million (see notes 16 and 17 to the consolidated financial statements). Gains and losses on forward exchange contracts are recognized as an adjustment to the related operating costs, revenue or capital expenditures when the hedged transactions are recorded. These contracts are not subject to rating triggers or margin calls and rank equally with all our unsecured and unsubordinated indebtedness.

Except for forward exchange contracts, we do not have any off-balance sheet arrangements at December 31, 2003 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Long-Term Debt Repayments

We have $250 million of unsecured notes maturing in 2005. The remaining long-term debt repayments are for the minimum required principal repayments relating to the Atlas and Titan limited recourse long-term debt facilities.

34 METHANEX 2003

Repayments of Other Long-Term Liabilities

Repayments of other long-term liabilities represent minimum required contractual obligations or, if the timing is not known, management’s best estimate of the timing of repayment.

Natural Gas and Related Commitments

We have commitments under take-or-pay contracts to purchase annual quantities of natural gas supplies and to pay for transportation capacity related to these supplies. Take-or-pay means that we are obliged to pay for the natural gas regardless of whether we take delivery of the natural gas contracted. Such commitments are typical in the methanol industry.

In Chile, we purchase all of our natural gas through long-term take-or-pay supply contracts. The majority of the natural gas for our Chilean facilities is purchased from suppliers in Argentina that are affiliates of major international petrochemical companies, with the remainder supplied by Empresa Nacional del Petroleo de Chile, the Chilean state-owned energy company. The purchase price of natural gas is based on a minimum United States dollar price adjusted by a formula related to methanol prices. The natural gas contracts for our Chilean facilities expire over the period from 2025 to 2029.

In Trinidad, we have long-term take-or-pay supply contracts for natural gas. The purchase price of the natural gas is adjusted quarterly by a formula related to methanol prices. The Titan natural gas contract expires in 2014 and the Atlas natural gas contract has a term of 20 years.

In New Zealand, we purchase natural gas through take-or-pay and other purchase contracts reflecting the current market price for natural gas.

We do not have commitments for natural gas expenditures in North America as we purchase natural gas on a short-term basis. However, we do have commitments related to payments for pipeline transportation capacity related to supplying our Kitimat facility.

Operating Lease Commitments

The majority of these commitments relate to time charter ocean shipping agreements with terms of up to 15 years. Time charter vessels meet approximately 70 percent of our ocean shipping requirements with the remainder of our requirements secured under a mix of contracts with terms of one to two years and through spot arrangements. We believe this structure provides an appropriate mix of shipping capacity, reflecting factors such as the location of our production facilities, the location and restrictions of the destination ports, and the risks associated with production, customer requirements and the general shipping market.

Projects Under Construction

Projects under construction include our proportionate share of the estimated construction costs and funding of a debt service reserve fund for Atlas and the estimated construction costs for Chile IV. The timing of these estimated expenditures is subject to change. These estimates do not include capitalized interest.

35 METHANEX 2003

Liquidity and Capitalization

We maintain financial policies that reflect the volatile and cyclical nature of methanol pricing. We focus on maintaining our financial strength and flexibility through prudent financial management.

($ MILLIONS)	2003	2002
LIQUIDITY
Cash and cash equivalents	288	421
Undrawn credit facilities	250	291

	538	712
CAPITALIZATION
Unsecured notes	450	450
Limited recourse debt facilities, including current portion	328	98

Total debt	778	548
Shareholders’ equity	784	904

Total capitalization	1,562	1,452
Total debt to capitalization[1]	50%	38%
Net debt to capitalization[2]	38%	12%

1	Defined as total debt divided by total capitalization.

2	Defined as total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

Our cash balance at December 31, 2003 was $288 million. In December 2003, we finalized a $250 million three-year revolving credit facility replacing the expiring facility, allowing us to maintain our strong and flexible financial position. The revolving credit facility was undrawn at December 31, 2003.

We improved our financial flexibility during 2003 by amending the restricted payments test in the covenants for our 2005 unsecured notes. We are able to pay cash dividends or make other shareholder distributions to the extent that Consolidated Net Worth (as defined in the indenture), which approximates our shareholders’ equity plus $200 million, is equal to or greater than $850 million. At December 31, 2003, Consolidated Net Worth was approximately $985 million. If Consolidated Net Worth is less than $850 million, then the Company is limited to declaring and paying a maximum of $30 million of dividends in any twelve-month period.

We believe that our current financial position, combined with our low cost production capacity, provides us with the financial capacity to carry out our capital maintenance spending program, fund our remaining cash equity contribution to complete the Atlas project, complete the construction of Chile IV and pursue new opportunities to enhance our strategic position in methanol.

The credit ratings for our unsecured notes at December 31, 2003 were as follows:

Standard & Poor’s	BBB- (stable)
Moody’s Investor Service	Ba1 (stable)
Fitch	BBB (stable)

Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

36 METHANEX 2003

RISK FACTORS & RISK MANAGEMENT

We believe our strategy of creating value through maintaining and enhancing our leadership in the production, marketing and delivery of methanol to our customers provides us with strategic advantages. However, as with any business, we are subject to risks that require prudent risk management. We believe the following risks to be among the most important in order to understand the issues that face our business and our approach to risk management.

Commodity Price Volatility

The methanol business is a highly competitive commodity industry and prices are affected by supply/ demand fundamentals. Methanol prices have historically been, and are expected to continue to be, characterized by significant volatility. New methanol plants are expected to be built and this will increase overall production capacity. Additional methanol supply can also become available in the future by restarting idle methanol plants, carrying out major expansions of existing plants or debottlenecking existing plants to increase their production capacity. Demand for methanol is in large part dependent upon levels of global gross domestic product and changes in general economic conditions.

Demand for Methanol in the Production of MTBE

Methanol for the production of MTBE represents approximately 20 percent of global methanol demand. MTBE is used primarily as a source of octane and as an oxygenate for gasoline. MTBE was developed as a source of octane when unleaded gasolines were introduced. Over the past several years, environmental concerns and legislation have also increased demand for MTBE as an oxygenate in gasoline in order to reduce automobile tailpipe emissions.

Concerns have been raised in the United States regarding the use of MTBE in gasoline. Gasoline containing MTBE has leaked into groundwater in the United States, principally from underground gasoline storage tanks, and has been discharged directly into drinking water reservoirs. MTBE is more easily detectable in water than other gasoline components. Despite the proven air quality benefits of MTBE, California and other states in the United States, as well as the United States federal government, have initiated actions that may limit, or even eliminate, the use of MTBE as a gasoline component in the United States, and this is a major issue for our industry. California, New York and Connecticut, all major consuming states, have passed legislation banning MTBE effective January 1, 2004 and we believe that as of December 31, 2003, MTBE has been substantially phased out from these states. We estimate that the remaining demand for methanol for MTBE production in the United States at January 1, 2004 is approximately 2.5 million tonnes per annum. At the US federal government level there have been legislative proposals to ban MTBE; however, to date no legislation has been passed. It is likely, however, that over time the demand for methanol for MTBE consumed in the United States will be reduced, or possibly eliminated, as a result of these developments. Limiting or eliminating the use of MTBE in gasoline in the United States will reduce demand for MTBE and methanol in the United States and negatively impact the viability of MTBE and methanol plants in the United States.

Elsewhere in the world, MTBE continues to be used as a source of octane, but with growing usage for its clean air benefits. We believe that there is potential for continuing growth of MTBE demand outside the United States. Our belief is based on the actions being taken around the world to reduce lead, benzene and other aromatics content in gasoline and to improve the emissions performance of vehicles generally. In December 2001, the European Union confirmed the suitability and continued use of MTBE as a fuel component. Implementation of clean air standards is continuing in Western Europe and the need for Central and Eastern European countries to have automotive fuels complying with European Union fuel emission standards also represents a large MTBE growth potential. Demand for MTBE in Asia, specifically Taiwan, Korea and China, is also increasing as many countries work towards removing lead and aromatics from gasoline to improve air quality. For example, the Chinese government introduced new gasoline specifications in July 2003 and since that time, we have witnessed a significant increase in MTBE imports to China. Also, we believe that the Middle East, particularly Iran, represents sizeable incremental demand potential for MTBE.

37 METHANEX 2003

Security of Natural Gas Supply and Price

Natural gas is the principal feedstock for methanol and accounts for a significant portion of our cost of sales and operating expenses. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas.

An important element of our strategy is to ensure security of natural gas supply at favourable prices. Over time, we have been reducing our reliance on North American production, where natural gas is purchased on a short-term basis and prices are extremely volatile, by selecting locations for new facilities where we can purchase natural gas through long-term contracts with favourable pricing. However, if we are unable to obtain continued access to sufficient natural gas for any of our plants on commercially acceptable terms, we could be forced to reduce production or close plants.

Operational Risks

Our business is subject to the risks of operating methanol production facilities, such as unforeseen equipment breakdowns, interruptions in the supply of natural gas, power failures, loss of port facilities or any other event, including any event of force majeure, which could result in a prolonged shutdown of any of our plants. We are also subject to environmental laws and regulations.

A focus on operational excellence in all areas of our business is a key element of our strategy. Through our Responsible Care program we believe we have achieved an excellent overall environmental and safety record at all of our facilities and have reduced the likelihood of unplanned shutdowns and lost-time incidents. As part of our overall risk management program we also maintain insurance, including business interruption insurance.

Projects under Construction

We are currently building the Atlas methanol plant in Trinidad and an expansion to our Chilean facility. While we believe our estimates of project costs and dates of anticipated completion are reasonable, there can be no assurance that the anticipated costs of these projects will not be exceeded or that these projects will commence operations within the contemplated schedules.

Foreign Operations

We are subject to risks inherent in foreign operations, including foreign currency risk, political and/or security risks.

The dominant currency in which we conduct business is the United States dollar, which is our reporting currency. At our production facilities in Chile, Trinidad, New Zealand and Canada, certain of the underlying operating costs and capital expenditures are incurred in currencies other than the United States dollar. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. We also have some revenues in Euros and British pounds. We are exposed to risks of declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of revenue.

We have implemented a foreign exchange hedging program designed to limit our exposure to foreign exchange volatility and to contribute towards achieving strategic cost structure and revenue targets. We manage our exposure to foreign currencies through forward exchange contracts. These instruments are used solely for hedging purposes, not for speculation. Hedging activity is reviewed regularly by the Audit, Finance and Risk Committee of our Board.

38 METHANEX 2003

OUTLOOK

Methanol is a global commodity and our earnings are primarily affected by fluctuations in the price of methanol, which is directly impacted by the balance of methanol supply and demand.

We are entering 2004 in an environment of tight methanol market conditions and strong pricing. We are seeing stronger demand growth, particularly in Asia, driven by the significant growth in industrial production in China. Global inventories are low and North American natural gas prices continue to be high. Also, the phase-out of MTBE in California, New York and Connecticut is largely behind us.

The 1.7 million tonne Atlas methanol facility, in which we have a 63.1% interest, is expected to be the first increment of new production in 2004. NPC in Iran is also planning for new capacity in 2004. We believe that the impact of planned new capacity additions for 2004 is likely to be largely offset by further shut-downs of high cost North American production and growth in global methanol demand. During 2004, we have certain production rights for the methanol plants owned by Lyondell and Terra Industries in Texas. Through these arrangements we are able to determine the level of production from these facilities, which have a combined annual capacity of approximately 1.5 million tonnes. These arrangements provide our supply chain with valuable flexibility as we bring two important increments of low cost capacity in Trinidad and Chile to market over the next year.

At December 31, 2003, global methanol capacity was approximately 38 million tonnes. A summary of significant methanol capacity additions where construction is known to be underway and which we expect to be completed during the period from 2004 to 2005 is as follows:

		EXPECTED
(CAPACITY FIGURES IN THOUSANDS OF TONNES)	CAPACITY	COMPLETION
Atlas – Methanex/BP (Trinidad)	1,700	2004
NPC 3 (Iran)	1,000	2004
Methanex Chile IV (Chile)	840	2005
SIPC (Saudi Arabia)	1,000	2005
MHTL M5 (Trinidad)	1,800	2005

There are also higher-cost small scale domestic methanol capacity additions expected in China and we estimate that net capacity additions in China over the period to the end of 2005 could be in the range of one to two million tonnes.

We believe that the impact of planned capacity additions will be largely offset by growth in the global demand for methanol and shut-downs of higher-cost production. A large portion of industry capacity is high cost, particularly in North America, Eastern and Western Europe and Asia. In addition, there is considerable uncertainty surrounding the operation of our methanol facilities in New Zealand after 2004.

In this environment we are continuing to focus on maximizing the value generated from our low cost facilities and maintaining our global market position. The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

39 METHANEX 2003

CRITICAL ACCOUNTING ESTIMATES

We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. See note 1 to our consolidated financial statements for our significant accounting policies.

Recoverability of Property, Plant and Equipment

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. At December 31, 2003, the net book value of our property, plant and equipment was $1,320 million. Recoverability of property, plant and equipment is measured by comparing the net book value of an asset to the undiscounted future net cash flows expected to be generated from the asset over its estimated remaining useful life. In cases where the undiscounted expected future cash flows from an asset are less than the net book value of the asset, a write-down is recognized equal to the difference.

A prolonged economic downturn impacting methanol demand, or an increase in supply, could intensify competitive pricing pressure, create an imbalance of industry supply and demand, or otherwise diminish volumes or profits. Such events would impact our estimates of future net cash flows to be generated by our production facilities. Consequently, it is possible that our future operating results could be materially and adversely affected by impairment charges related to the recoverability of our property, plant and equipment.

Site Restoration

As at December 31, 2003, we had accrued $28 million for obligations for future site restoration costs for those sites where a reasonably definitive estimate of the costs can be made. Inherent uncertainties exist because the restoration activities will take place, for the most part, many years in the future and there may be changes in governmental and environmental regulations, and changes in removal technology and costs. It is difficult to estimate the true costs of these activities as our estimates are based on today’s regulations and technology. Because of uncertainties related to estimating future site restoration activities, future costs related to the currently identified sites could differ from the amounts estimated.

Future Income Taxes

Future income tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We record a valuation allowance on future income tax assets, when appropriate, to reflect the uncertainty of realization of future income tax benefits. In determining the appropriate valuation allowance, certain judgments are made relating to the level of expected future taxable income and to available tax planning strategies and their impact on the utilization of existing loss carryforwards and other income tax deductions. In making this analysis, we consider historical profitability and volatility to assess whether we believe it to be more likely than not that the existing loss carryforwards and other income tax deductions will be utilized to offset future taxable income otherwise calculated. Management routinely reviews these judgments. At December 31, 2003, we had future income tax assets of $317 million that are substantially offset by a valuation allowance of $282 million.

40 METHANEX 2003

ANTICIPATED CHANGES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Stock Based Compensation

In October 2003, the Canadian Institute of Chartered Accountants (CICA) amended Handbook Section 3870, Stock Based Compensation and Other Stock Based Payments. The amended section requires recognition of an estimate of the fair value of stock based awards in earnings, rather than allowing note disclosure of pro forma income as if a fair value based method had been used. We will retroactively adopt the amended standard effective January 1, 2004 with restatement of the 2003 comparative figures. The cumulative adjustment on January 1, 2004 balances will increase contributed surplus and decrease retained earnings by $7.2 million, with no net effect on shareholders’ equity. The adjustment represents the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002.

Asset Retirement Obligations

Effective January 1, 2004, we will adopt the new CICA recommendations for accounting for asset retirement obligations, which include site restoration costs. The new standard requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. The asset retirement obligation liability is increased at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement. We are currently evaluating the impact of adopting this new standard.

Impairment of Long-Lived Assets

Effective January 1, 2004, we will prospectively adopt the new CICA recommendations for accounting for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standard, an impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. This new standard is not expected to have any impact on our consolidated financial position or results of operations on adoption.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), Methanex presents certain supplemental non-GAAP measures. These are EBITDA, income before unusual items (after-tax) and basic income before unusual items (after-tax) per share. These measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Income Before Unusual Items (After-Tax) and Basic Income before Unusual Items (After-Tax) Per Share

These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-operational and/or non-recurring. Basic income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the weighted average number of common shares outstanding.

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The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of basic income before unusual items (after-tax) per share:

($ MILLIONS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)	2003	2002
Net income	8	26
Add (deduct) unusual items:
Asset restructuring charges	139	115
Write-off of plant and equipment under development	40	—
Site restoration adjustment	—	(27)
Income tax recovery related to the above items	—	(2)

Income before unusual items (after-tax)	187	112
Weighted average number of common shares outstanding (millions of shares)	123	127
Basic income before unusual items (after-tax) per share	1.52	0.89

EBITDA

This supplemental non-GAAP measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows related to interest, income taxes, asset restructuring charges and other unusual items.

The following table shows a reconciliation of cash flows from operating activities to EBITDA:

($ MILLIONS)	2003	2002
Cash flows from operating activities	361	190
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	(31)	55
Other non-cash operating expenses	(13)	(10)
Asset restructuring charges – cash settlements	10	—
Interest expense	39	29
Interest and other income	(14)	(10)
Income taxes – current	40	16

EBITDA	392	270

42 METHANEX 2003

QUARTERLY FINANCIAL DATA ( UNAUDITED)

	THREE MONTHS ENDED
($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	DEC. 31	SEP. 30	JUN. 30	MAR. 31
YEAR ENDED DECEMBER 31, 2003
Revenue	351.6	334.7	371.5	336.7
Net income (loss)	(110.2)	(7.8)	49.9	75.5
Basic net income (loss) per share	(0.92)	(0.06)	0.39	0.60
Diluted net income (loss) per share	(0.92)	(0.06)	0.38	0.58
YEAR ENDED DECEMBER 31, 2002
Revenue	307.0	296.5	223.6	181.7
Net income (loss)	(30.4)	58.5	15.7	(17.4)
Basic net income (loss) per share	(0.24)	0.47	0.12	(0.13)
Diluted net income (loss) per share	(0.24)	0.46	0.12	(0.13)

SELECTED ANNUAL INFORMATION

($ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001
Revenue	1,394	1,009	1,149
Net income	8	26	71
Basic and diluted net income per share	0.06	0.21	0.46
Cash dividends declared per share	0.47	0.10	—
Total assets	2,082	1,819	1,693
Total long-term financial liabilities	826	600	328

FORWARD-LOOKING STATEMENTS

Statements made in this document that are based on our current expectations, estimates and projections constitute forward-looking statements. Forward-looking statements are based on our experience and perception of trends, current conditions, expected future developments and other factors. By their nature, forward-looking statements involve uncertainties and risks that may cause the stated outcome to differ materially from the actual outcome.

Important factors that can cause anticipated outcomes to differ materially from actual outcomes include worldwide economic conditions; conditions in the methanol and other industries, including the supply and demand balance for methanol; actions of competitors; changes in laws or regulations; the ability to implement business strategies, pursue business opportunities and maintain and enhance our competitive advantages; the risks attendant with methanol production and marketing, including operational disruption; the risks associated with carrying out capital expenditure projects, including completing the Atlas and Chile IV projects on time and on budget; availability and price of natural gas feedstock; foreign exchange risk; raw material and other production costs; transportation costs; the ability to attract and retain qualified personnel; the risks associated with investments and operations in multiple jurisdictions and other risks which the Company may describe in publicly available documents filed from time to time with securities commissions.

Having in mind these and other factors, many of which are described in this document, readers are cautioned not to place undue reliance on forward-looking statements. The Company does not guarantee that anticipated outcomes made in forward-looking statements will be realized.

43 METHANEX 2003